Exhibit 20

Cover Photo: The world-famous windsurfing spot, Ho'okipa Beach Park, is the point of this aerial view of Maui's North Shore. The photo also shows many acres of sugar cane undeer cultivation by Hawaiian Commercial & Sugar Company (HC&S), a division of A&B-Hawaii, Inc. The town of Kahului is far in the background.

July 28, 1995



TO OUR SHAREHOLDERS
  The net income of Alexander & Baldwin, Inc. (A&B) for the second quarter of 1995 was $23,476,000, or $0.51 per share. Net income for the comparable period of 1994 was $20,934,000, or $0.45 per share. Net income for the first half of 1995 was $32,036,000, or $0.70 per share, versus $37,845,000, or $0.82 per share, in 1994.
  The 1995 results benefited from an after-tax gain on the sale of the container-leasing business of Matson Leasing Company, Inc., of $17,206,000, or $0.38 per share, partially offset by an after-tax charge of $5,050,000, or $0.11 per share, for phasing out sugar-growing operations at the Company's McBryde plantation on the island of Kauai.

THIRD-QUARTER DIVIDEND
  On June 22, 1995, the Board of Directors authorized a third-quarter dividend of $0.22 per share, payable on September 7, 1995 to shareholders of record as of the close of business on August 3, 1995.

OPERATING PROFIT, SEGMENT SUMMARIES
  Consolidated operating profit for both the second quarter and the first half of 1995 was substantially lower than in the same periods of 1994. Comparisons between the periods for each business segment are explained in the following sections.

Lower Cargo Hampers Matson's Results
  Ocean transportation operating profit in the second quarter of 1995 declined by 30 percent, primarily the result of lower cargo volume in the Hawaii service of Matson Navigation Company, Inc. (Matson) and higher fuel costs. In the second quarter of 1994, a competitor's operations were disrupted by a strike, which boosted Matson's carriage during that quarter. Partly because of that additional volume in the prior year, comparison of Matson's total second-quarter 1995 Hawaii container volume with that of the 1994 second quarter reflects a decline of 10 percent. Matson's total Hawaii automobile volume declined five percent.
  For the first half of 1995, ocean transportation operating profit declined by 27 percent, also primarily due to lower cargo and higher fuel costs. For that period, Matson's total Hawaii container volume was down eight percent and its total automobile volume was down two percent.
  In spite of a small operating loss in the second quarter, results for Matson's Pacific Coast Shuttle service, now nearing its first anniversary of service, are continuing to improve. In addition, the process of due diligence continues on the previously announced proposed strategic operating alliance with American President Lines, Ltd. If final approvals are received, the agreement would close in the fourth quarter and the new service would begin at the start of 1996.

XTRA PURCHASES MATSON LEASING FOR $360 MILLION
  As previously announced, the sale of Matson Leasing closed on June 30, 1995. The buyer, XTRA Corporation (XTRA), acquired all the containers and certain other assets and assumed certain liabilities of Matson Leasing as of that date for approximately $360 million. The container leasing segment results now are classified as "discontinued operations." As a result, both revenue and operating profit for prior periods have been restated.
  Since its founding in 1989, Matson Leasing set a fast pace, rising from a start-up to the seventh-largest international marine container leasing company. A primary reason for that success was Matson Leasing's strong management team. That team now will continue, intact, as part of the XTRA organization.
  With this sale, A&B will strengthen its balance sheet and have a greater ability to pursue capital investment opportunities in its remaining core businesses, especially in ocean transportation and property development.

Income Property Portfolio Increases
  Second-quarter 1995 property leasing operating profit was three-percent less than that in the comparable period in 1994. Property leasing operating profit for the first six months of 1995 was seven-percent lower than in the first half of 1994. The portfolio benefited from continuing high occupancy levels for Mainland properties, where year-to-date occupancy rates averaged 97 percent, versus 96 percent last year. Occupancy levels for Hawaii properties averaged 89 percent, versus 94 percent last year. A smaller portfolio of leasable property, due to the sale last year of a shopping center in Denver, Colorado, contributed to the decreases in operating profit in the second quarter and the first half.
  Two properties ---- shopping centers near Reno, Nevada and Greeley, Colorado -
- --- were acquired late in the second quarter, using tax-deferred proceeds from the Denver sale. Their combined contribution to operating profit should exceed that of the Denver property.
  Earnings also commenced late in the second quarter from a ground lease for a newly-opened Costco Wholesale Warehouse facility located in Kahului, Maui.

1995 Property Sales Lower
  Total second-quarter 1995 property sales revenue was $2.9 million, versus $4.1 million recorded in the second quarter of 1994. Operating profit this quarter was about half the 1994 figure. Sales in the second quarter of 1995 included several small, developed business lots, an unimproved parcel and four residential lots. Sales in the second quarter of 1994 included a two-acre parcel near the harbor at Kahului, Maui, one developed business lot and two small, undeveloped parcels.
  Property sales revenue of $7.0 million in the first half of 1995 was lower than the $12.7 million recorded in the first half of 1994. Operating profit from property sales for the first half was about one-third of that in the first six months of 1994.
  During the second quarter, construction began on the first phase of the 76-acre Maui Business Park (a project formerly called Kahului Industrial Park). A final agreement involving 19.5 acres in the Park to be developed into a retail center is expected to be executed by year-end with a prominent Hawaii developer. Construction of project infrastructure also began for the 92-home, 21-acre Makana subdivision on the North Shore of Maui. If market conditions are promising, a marketing and sales program will commence in late 1995 or early 1996. Sales activities also were initiated in the second quarter at the 102-unit Kahului Ikena residential condominium project.
  In early May, the State Land Use Commission approved a petition to grant State urban district classification on an incremental basis for the balance of the 1,045-acre Kukui'ula planned residential community on Kauai. Construction on the project remains suspended pending better economic conditions on that island. A&B now is pursuing the next entitlement step, which is County zoning to create a 727-acre first phase, so as to be prepared to move ahead when conditions warrant.

Kauai Sugar to Phase Out;
   Sugar Refining Losses Persist
  Food products operating results declined substantially in the second quarter of 1995 versus the same period in 1994. The segment broke even in the second quarter of 1994, but there was a loss of $11.4 million in the second quarter this year, which included an $8.1 million pre-tax charge for phasing out sugar operations at the McBryde plantation on Kauai. Results in the second quarter of 1995 also reflect a larger operating loss at California and Hawaiian Sugar Company, Inc. (C&H) and lower operating profit for sugar growing.
  At McBryde, the phase-out announced on June 22 began with the immediate cessation of cane planting. Harvesting of sugar cane will, however, continue until September 1996. The Company's primary agricultural focus on Kauai now will be on the coffee-growing activities at its Island Coffee Company, Inc. subsidiary. Island Coffee is one of the largest drip-irrigated coffee plantations in the world, with nearly 4,000 acres under cultivation. A&B's sugar-growing activities henceforth will be concentrated at HC&S, the Company's substantially larger and more efficient plantation on Maui.
  Sugar refining operations of C&H were hurt by unusually high raw cane sugar prices and continuing relatively low refined product prices. Although the contracts with two labor units expired on May 31, 1995, refinery operations at C&H are continuing without a contract at this time.
  Legislation that will affect many agricultural commodities, including sugar, presently is being considered by the Congress. A&B continues to work with the sweetener industry and congressional representatives in an effort to include an effective and fair domestic sugar program in this legislation.

1995 ---- INITIATIVES LEAD TO A TRANSITION
  After growing rapidly for the past 30 years, Hawaii's economy has experienced declines or no growth in the last four years, and prospects for a near-term recovery remain uncertain. Faced with such uncertainty, businesses like ours cannot afford simply to wait for the economic environment to improve.
  That is why we initiated the projects announced recently, including the sale of Matson Leasing, the agreement for development of a substantial retail facility at our new Maui Business Park, the decision to phase out sugar at McBryde, the acquisition of additional income-producing properties on the Mainland and the proposed alliance between Matson and American President Lines, as well as last year's start-up of Matson's new Pacific Coast Shuttle service. These, and other initiatives being planned, are essential to ensure the Company's continued growth and profitability.


/s/ John C. Couch
John C. Couch
Chairman, President and
Chief Executive Officer

Condensed Balance Sheets
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                                    June 30       December 31
                                                                      1995            1994
                                                                   ----------      ----------
                                                                  (unaudited)
                                 ASSETS

    Current Assets:
       Cash and cash equivalents                                     $367,452          $8,987
       Accounts and notes receivable, net                             147,630         129,156
       Inventories                                                     98,793          90,677
       Property held for sale                                           3,200           4,014
       Deferred income taxes                                           13,982          21,347
       Prepaid expenses and other                                       9,724          14,127
       Accrued deposits to Capital
         Construction Fund                                           (146,511)           (550)
                                                                   ----------      ----------
           Total current assets                                       494,270         267,758
                                                                   ----------      ----------
    Investments                                                        74,059          64,913
                                                                   ----------      ----------
    Real Estate Developments                                           66,523          66,371
                                                                   ----------      ----------
    Property, at cost                                               1,730,283       1,720,390
       Less accumulated depreciation
         and amortization                                             753,855         744,718
                                                                   ----------      ----------
           Property - net                                             976,428         975,672
                                                                   ----------      ----------
    Capital Construction Fund                                         327,033         176,044
    Net Assets of Discontinued                                     ----------      ----------
       Operations (Note f)                                              -             313,690
                                                                   ----------      ----------
    Other Assets                                                       48,742          67,713
                                                                   ----------      ----------
           Total                                                   $1,987,055      $1,932,161
                                                                   ==========      ==========


                            LIABILITIES AND
                          SHAREHOLDERS' EQUITY

    Current Liabilities:
       Current portion of long-term liabilities                      $144,210         $35,177
       Short-term commercial paper borrowing                           76,000          58,000
       Accounts payable                                                40,409          51,757
       Other                                                           99,675          64,778
                                                                   ----------      ----------
           Total current liabilities                                  360,294         209,712
                                                                   ----------      ----------
    Long-term Liabilities:
       Long-term debt                                                 437,829         526,231
       Capital lease obligations                                       30,305          35,274
       Post-retirement benefit obligations                            118,988         116,610
       Other                                                           55,955          61,759
                                                                   ----------      ----------
           Total long-term liabilities                                643,077         739,874
                                                                   ----------      ----------
    Deferred Income Taxes                                             347,920         349,961
                                                                   ----------      ----------
    Shareholders' Equity:
       Capital stock                                                   37,307          37,493
       Additional capital                                              39,541          38,862
       Unrealized holding gains on securities                          34,049          29,073
       Retained earnings                                              538,684         541,910
       Cost of treasury stock                                         (13,817)        (14,724)
                                                                   ----------      ----------
           Total shareholders' equity                                 635,764         632,614
                                                                   ----------      ----------
           Total                                                   $1,987,055      $1,932,161
                                                                   ==========      ==========

See financial notes.

Condensed Statements of Income
(In thousands except per share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                               Three Months Ended              Six Months Ended
                                                                    June 30                         June 30
                                                              1995           1994 (1)         1995        1994 (1)
                                                             --------        --------      --------       --------
                                                                   (unaudited)                   (unaudited)
Revenue:
    Net sales, revenue from services and rentals             $264,581        $271,181      $504,122       $504,989
    Interest, dividends and other                               5,686           4,494        11,867         10,491
                                                             --------        --------      --------       --------
       Total revenue                                          270,267         275,675       515,989        515,480
                                                             --------        --------      --------       --------

Costs and Expenses:
    Costs of goods sold, services and rentals                  221,864         213,110      422,097        395,494
    Selling, general and administrative                         27,151          27,350       55,963         54,863
    Plantation closure (Note e)                                  8,100            -           8,100            -
    Interest                                                     7,711           7,102       15,163         13,945
    Income taxes                                                 1,901           9,847        5,172         17,951
                                                              --------        --------     --------       --------
       Total costs and expenses                                266,727         257,409      506,495        482,253
                                                              --------        --------     --------       --------
Income from continuing operations                                3,540          18,266        9,494         33,227
Discontinued Operations (Note f):
    Income from operations of Matson Leasing Co.
       (less applicable income taxes)                            2,730           2,668        5,336          4,618
    Gain on sale of Matson Leasing Co.
       (less applicable income taxes of $9,100)                 17,206             -         17,206            -
                                                              --------        --------     --------       --------
Net Income                                                     $23,476         $20,934      $32,036        $37,845
                                                              ========        ========     ========       ========
Earnings Per Share:
    Continuing Operations                                        $0.08           $0.39        $0.21          $0.72
    Discontinued Operations                                      $0.43           $0.06        $0.49          $0.10
                                                              --------        --------     --------       --------
    Total                                                        $0.51           $0.45        $0.70          $0.82
                                                              ========        ========     ========       ========
Dividends Per Share                                              $0.22           $0.22        $0.44          $0.44
Average Number of Shares Outstanding                            45,513          46,091       45,578         46,199

Industry Segment Data (In thousands)

Revenue:
    Ocean Transportation                                      $149,663        $159,403     $294,705       $295,894
    Property Development and Management:
       Leasing                                                   8,441           8,315       16,522         16,767
       Sales                                                     2,874           4,082        6,995         12,691
    Food Products                                              108,588         103,209      196,385        188,657
    Other                                                          701             666        1,382          1,471
                                                              --------        --------     --------       --------
       Total                                                  $270,267        $275,675     $515,989       $515,480
                                                              ========        ========     ========       ========

Operating Profit: (2)
    Ocean Transportation                                       $20,855         $29,591      $37,957        $51,883
    Property Development and Management:
       Leasing                                                   5,729           5,896       11,203         12,072
       Sales                                                     1,524           3,124        3,220          8,659
    Food Products :
       Before Plantation Closure                                (3,288)             14       (7,130)           (50)
       Plantation Closure                                       (8,100)             -        (8,100)          -
    Other                                                          656             733        1,269          1,361
                                                              --------        --------     --------       --------
       Total                                                   $17,376         $39,358      $38,419        $73,925
                                                              ========        ========     ========       ========

(1) Restated to exclude discontinued operations

(2) Before interest expense, corporate expense and income taxes

See financial notes.

Condensed Statements of Cash Flows
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Six Months Ended June 30                                               1995             1994
- ---------------------------------------------------------------------------------------------
                                                                            (unaudited)

Cash Flows from Continuing Operating Activities                       $48,342         $50,681
                                                                      -------         -------
Cash Flows from Continuing Investing Activities:
    Capital expenditures                                              (27,681)        (30,986)
    Proceeds from sale of subsidiary                                  357,471         -
    Proceeds from disposal of property,
       investments and other assets                                       185             617
    Deposits into Capital Construction Fund                            (5,173)         (4,764)
    Withdrawals from Capital Construction Fund                            145           9,711
    Increase in investments                                            (1,616)            (15)
                                                                      -------         -------
       Net cash provided by (used in) continuing
           investing activities                                       323,331         (25,437)
                                                                      -------         -------

Cash Flows from Continuing Financing Activities:
    Proceeds from issuances of long-term debt                          40,000          25,500
    Payment of long-term liabilities                                  (24,597)        (22,135)
    Proceeds from issuances of
       short-term commercial paper                                     18,000           3,000
    Proceeds from issuances of capital stock                              -                73
    Repurchase of capital stock                                        (5,337)        (10,278)
    Dividends paid                                                    (20,059)        (20,353)
                                                                      -------         -------
       Net cash provided by (used in)
           continuing financing activities                              8,007         (24,193)
                                                                      -------         -------
Net Increase in Cash and Cash
    Equivalents From Continuing Operations                           $379,680          $1,051
                                                                     ========         =======
Net Increase (Decrease) in Cash and Cash Equivalents
    From Discontinued Operations (Note f)                            ($21,785)         $3,645
                                                                     ========         =======

Other Cash Flow Information:
    Interest paid, net of amounts capitalized                         $21,843         $20,144
    Income taxes paid, net of refunds                                   1,191          12,875

Other Non-Cash Information:
    Accrued deposits to Capital Construction
       Fund, net of accrued withdrawals                               145,961           2,006
    Depreciation                                                       53,797          52,167
    Cash dividends accrued                                             10,013          10,120

See financial notes.

FINANCIAL NOTES
(Unaudited)


(a) Because of the nature of the Company's operations, the results for interim periods are not necessarily indicative of results to be expected for the year, but, in the opinion of management, all material adjustments necessary for the fair presentation of interim period results have been included in this interim financial report.

(b) Estimated effective annual income tax rates differ from statutory rates, primarily due to the dividends-received deductions and various tax credits.

(c) Certain amounts have been reclassified to conform with current year presentation.

(d) Dividends payable in September 1995 and 1994 ($0.22 per share) were declared and accrued as liabilities in June of the respective years.

(e) In June 1995, the Company announced the restructuring of its agricultural operations in Hawaii with the phase out of sugar production at its McBryde Sugar Company, Limited subsidiary on Kauai. The restructuring costs of $8.1 million are shown as a separate item in the accompanying income statements.

(f) On June 30, 1995, the Company sold the containers and certain other assets and liabilities of Matson Leasing Company, Inc. to XTRA Corporation for approximately $360 million. Accordingly, the container leasing segment is reported as a discontinued operation at June 30, 1995, and the consolidated financial statements separately report the net assets, operating results and cash flows of the business. The amounts presented for prior periods have been restated for comparability.

     The sale resulted in a pre-tax gain of $26.3 million, which included the gain on the sale of assets less estimated costs to be incurred in connection with the sale. The Company plans to use the proceeds from the sale to repay debt and to meet the capital needs of the remaining segments.